UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BioMarin Pharmaceutical Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09061G101

(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Capital LLC

Samuel D. Isaly

767 Third Avenue

New York, NY 10017

Telephone: (212) 739-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Stephen M. Besen, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

Telephone: (212) 848-4000

May 4, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09061G101	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,758,300 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,758,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,758,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.28%
14	TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 09061G101	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,548,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,548,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,548,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.95%
14	TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 09061G101	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 5,306,300 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 5,306,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,306,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.23%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 09061G101	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Brewer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 140,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 140,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.002%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 09061G101	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Klein, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 12,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 12,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0002%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Statement constitutes Amendment No. 1 to the Schedule 13D previously filed on April 15, 2005. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 2.	Identity and Background.

Item 2(a) is hereby amended in its entirety to read as follows:

(a) This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware, OrbiMed Capital LLC, a limited liability company organized under the laws of Delaware, Samuel D. Isaly (“Isaly”), an individual, Richard B. Brewer (“Brewer”), an individual, and Joseph Klein, III (“Klein”), an individual (collectively, the “Reporting Persons”).

Items 2(b) and 2(c) are hereby amended to add the following:

(b) – (c) Brewer, a natural person, is the sole partner of Crest Asset Management, a management advisory and investment firm (“Crest Asset”). The business address of Brewer is 5 Bird Hill Lane, Santa Cruz, CA 95060.

Klein, a natural person, is Managing Director of Gauss Capital Advisors, LLC, a financial consulting and investment advisory firm. The business address of Klein is 1724 Hillside Road, Stevenson, MD 21153.

Items 2(d) and 2(e) are hereby amended to add the following:

(d)–(e) During the last five years, neither Brewer nor Klein has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f) is hereby amended to add the following:

(f) Brewer is a citizen of the United States. Klein is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended to add the following:

Page 7 of 10 Pages

In 2003, Brewer, using his personal funds, caused Crest Asset to purchase 140,000 Shares of the Issuer for the aggregate purchase price of $1,496,600 (including commissions).

Prior to April 5, 2005, Klein, using his personal funds, purchased 12,000 Shares of the Issuer for the aggregate purchase price of $57,867 (including commissions) on behalf of the Joseph Klein, III 10% Charitable Remainder Unitrust of which Klein is the trustee.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 4, 2005, the Reporting Persons, along with Caduceus Capital Master Fund Limited, Caduceus Capital II, L.P. and Alan J. Lewis (who does not own any Shares) (collectively, the “Participants”), filed with the SEC a preliminary proxy statement on Schedule 14A in connection with the Participants’ proposal for the election of three directors at the forthcoming 2005 annual meeting of the Issuer’s stockholders. Brewer and Klein have been nominated for election as directors at such annual meeting by Caduceus Capital Master Fund Limited and Caduceus Capital II, L.P. The Participants may be deemed to be members of a group that will solicit proxies from the Issuer’s stockholders in support of the Participants’ proposal. As a result, the Reporting Persons may be deemed to have agreed to act together for the purpose of voting the Shares.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended to add the following:

(a)–(b) As of the date of this filing, Brewer, as the sole partner of Crest Asset, may be deemed directly or indirectly to be the beneficial owner of 140,000 Shares. Based upon information contained in the most recent available filing by the Issuer with the Securities and Exchange Commission (the “SEC”), such Shares constitute approximately 0.002% of the issued and outstanding Shares. Brewer is the sole partner of Crest Asset, and accordingly, Brewer has sole power to direct the vote and to direct the disposition of 140,000 Shares.

Page 8 of 10 Pages

As of the date of this filing, Klein may be deemed directly or indirectly to be the beneficial owner of 12,000 Shares. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 0.0002% of the issued and outstanding Shares. Klein is the trustee of the Joseph Klein, III 10% Charitable Remainder Unitrust, and accordingly, Klein has sole power to direct the vote and to direct the disposition of 12,000 Shares.

Brewer disclaims beneficial ownership of the Shares of the other Reporting Persons. Klein disclaims beneficial ownership of the Shares of the other Reporting Persons. Each of Isaly, OrbiMed Advisors LLC and OrbiMed Capital LLC disclaims beneficial ownership of the Shares of either Brewer or Klein.

Item 5(c) is hereby amended to add the following:

(c) Brewer did not effect any transaction with respect to the Shares in the past sixty (60) days.

The following table sets forth the transactions effected by Klein with respect to the Shares in the past sixty (60) days. These transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	No. of Shares Purchased	Price Per Share ($)
Joseph Klein, III	03/23/05	5,000	$4.746
Joseph Klein, III	04/04/05	7,000	4.877

Item 5(d) is hereby amended to add the following:

(d) Not applicable.

Item 5(e) is hereby amended to add the following:

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit	Description
C.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, Samuel D. Isaly, Richard B. Brewer and Joseph Klein, III

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2005

ORBIMED ADVISORS LLC

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Partner

ORBIMED CAPITAL LLC

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Partner

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly

By:	/s/ Richard B. Brewer
Name: Richard B. Brewer

By:	/s/ Joseph Klein, III
Name: Joseph Klein, III

Page 10 of 10 Pages